                                                                                                                                                                Exhibit (a)(5)(Z)

Yes.

e-on

Index

A solid Base on which to build a future 6

A European leader 10

Can the merger be strategically perfect? 12

[Photograph of Dr. Wulf Bernotat]

Dear Shareholders of Endesa:

I am convinced that the offer made by E.ON for Endesa is very attractive from any point of view and that it will be beneficial for all the parties involved. This is what we wish to convey to you through this brochure.

Endesa and E.ON really complement each other, together they will form one of the biggest electricity and gas companies in the world, with a presence in more than thirty countries, where they will provide services to fifty million customers.

The resulting group will therefore hold a competitive position in all the significant regional gas and electricity markets of Europe and America, and will form part of the driving force behind the integration of the European energy market, playing a significant role in it.

The offer can be very beneficial for Spanish consumers as one of the basic commitments of E.ON is to provide all its customers with a first quality service.

The corporate address and Board of Directors will remain in Spain, as we place our trust in the local management teams and employees in all the markets where E.ON has a presence. Their knowledge and understanding of their local market are essential in order to achieve our high quality standards.

In the following pages you will find, dear Endesa shareholder, information about E.ON, our basic principles and the rationale behind this transaction. I trust that you will share our point of view on the transaction and encourage you to tender your shares into our offer. If you require any further information, or have any queries, we will be delighted to be of assistance.

Yours faithfully,

[Signature of Dr. Wulf Bernotat]

Wulf Bernotat

A Solid base on which to build a future?

Yes

Our mission and how we put it into practice

The mission of E.ON is to be valued by its clients, by providing competitive solutions, reliability and comfort in their lives and their business activities. We achieve this by being an integrated electricity and gas company, combining international strength with local service, and applying the best ideas inside and outside of the Group. We thus create value for our shareholders and excellent opportunities for our employees.

Development of E.ON

E.ON was incorporated in June 2000 following the merger of VEBA and VIAG, two of the largest industrial groups in Germany, both with a long history

VEBA and VIAG were founded in the 20’s in order to act as holding companies for state-owned industrial companies. Privatised in the 60’s and the 80´s, the two companies became listed and were included in the Dax (the stock market index of the 30 most important public limited companies in Germany) and continued with their success as private companies.

Following the merger, E.ON began to implement a wide-range strategy and is today one of the largest private energy supply companies in Europe. E.ON is a company with very clear objectives and holds leading positions in its main businesses, gas and electricity.

Facts and figures

E.ON is one of the largest private electricity and gas companies in the world, with more than 30 million customers in 20 European countries and the United States, and annual turnover exceeding EUR 50 billion in 2005. Since its incorporation in 2000, E.ON has focused on the electricity and gas sectors. During this period the company has successfully developed new markets in Central and Eastern Europe, the Nordic Countries, the United Kingdom and the United States.

E.ON 2005 main financial data
€ in millions	2005	2004	+/- %
Sales	56,399	46,742	+21
Adjusted EBITDA[1]	10,272	9,741	+5
Adjusted EBIT[1]	7,333	6,787	+8
Net income	7,407	4,339	+71
Cash provided by operating activities	6,601	5,840	+13
Employees	79,947	60,156	+33
1.- Non-GAAP financial measure. See reconciliation to net income in page 14

A clear strategic vision

E.ON offers an integrated solution for electricity and gas, materialising at the same time the full market potential of each part of the value chain. We focus on our target markets by means of a strategic framework with three different categories:

Vertical integration (value chain).
Operations in the whole value chain through the optimisation of shareholdings.
Effective risk management by means of an integrated business model.

Horizontal integration (electricity - gas).
Integration of downstream operations.
Strategic management of gas purchases and risk relating to both electricity and gas.

Regional markets.
Optimisation of risks and assets in related markets.
Organisational efficiency through economies of scale.

A team with an international outlook

The geographical presence of E.ON means that we have a very international management team. The people who best know the local markets are those who are used to managing them, and this benefits our clients.

[All profiles below include a photograph]

Wulf H Bernotat
Chairman of the Board of Directors.

Burckhard Bergmann
Upstream Business.
Markets Management.
Regulatory Environment Management.

Hans Michael Gaul
Corporate Control/Planning.
Mergers and Acquisitions, Legal Services.

Lutz Feldmann
Corporate Development and New Markets.

Christoph Dänzer-Vanotti
Human Resources, Infrastructure and Services, Purchases, Organisation.

Marcus Schenk
Finance, Accounting, Taxes, Information Technologies.

Johannes Teyssen
Downstream Business.
Markets Management.
Regulatory Environment Management.

Paul Golby
Managing Director, E.ON United Kingdom (Powergen).

Vic Staffieri
Managing Director, E.ON USA.

Lars Frithiof
Managing Director, E.ON Nordic.

Shareholder structure

Being one of the world leaders in the supply of energy has enabled us to have a very diversified and international shareholder structure.

The E.ON shares are listed in all the German Stock Exchanges and in the form of American Depositary Receipts (ADR) in the New York Stock Exchange. The conversion ratio between ADRs and E.ON shares is of three to one. Therefore, the value of three E.ON ADRs is equivalent to one E.ON share. The E.ON shares are included in the main European stock market indexes.

A European Leader?

Yes

A privileged position in many international markets

Our structure is organised into five specific market units: E.ON Energie, E.ON Ruhrgas, E.ON U.K., E.ON Nordic and E.ON U.S.. E.ON holds important positions in these areas and is increasing its market share. We have achieved this success as a result of a clear strategic vision, ensuring the coherence of our business values and practices in all markets.

E.ON Energie:
No. 2 in electricity generation, no. 2 in electricity/gas retail commerce in Central Europe (mainly Germany, Holland, Czech Republic, Slovakia, Hungary, Bulgaria, Romania).

E.ON Ruhrgas:
No. 3 in the supply of gas in Europe.

E.ON UK:
No. 2 in electricity generation, no. 2 in electricity/gas retail commerce in the United Kingdom.

E.ON Nordic:
No. 4 in electricity generation, no. 3 in electricity/gas retail commerce in The Nordic Countries (Sweden, Finland, Denmark).

E.ON U.S.:
No. 1 in electricity generation, no. 1 in electricity/gas retail commerce in Kentucky.

Source: Produced in-house by E.ON AG

Investing in the European energy infrastructure

E.ON is a committed defender of the European Union and, with activities in the majority of the member states, is committed to investing in the European energy infrastructure. With our investments and strategic links, the Group is well positioned to contribute to guaranteeing energy security for all the European markets in which it operates. E.ON is committed to renewable energies. For each Euro that we spend on nuclear energy, we invest five Euros in renewable energies and we intend to invest more than EUR 5,000 million in the next 10 years.

Can the merger be strategically perfect?

Yes

A Brilliant future for Endesa

In E.ON we believe that the outlook for the resulting Group is very promising and that Endesa’s position in Spain will be strengthened by the complementary assets and infrastructure investment of E.ON. At the same time, the identity of Endesa will continue to be completely Spanish, the headquarters will remain in Madrid and the current management team will be retained. Endesa will be the business unit in charge of Southern Europe and Latin America, and the current premises of Endesa in Barcelona will become the Global Centre of Excellence of the Group for electricity distribution.

Endesa´s employees will play a decisive role in our future

The management team and employees of Endesa will play a crucial role in the new company and in the shaping of its future. The headquarters and Board of Directors will remain in Spain, as our philosophy is to place our trust in the local management and employees. E.ON also offers opportunities for international professional development, providing the possibility of exchanging experiences with employees from other countries who also form part of the Group.

Customer Service designed with the aim of the benefit Spanish consumers

The decentralised structure of E.ON is designed to deal with regional differences in the European energy market. E.ON uses advanced control and coordination systems and procedures to maintain an excellent level of service for the customers of the whole Group.

E.ON also has extensive experience in the operation of major power stations and networks with very high levels of security and reliability.

Together with Endesa, we will become one of the global leaders with more than 50 million customers. Or, to put it another way, we will have a very solid position in the global markets which will be of advantage to you.

[Map with countries where E.ON and Endesa have a presence -Europe, North America and South America]

Net income
€ in millions	2005	2004[1]	+/- %
Adjusted EBITDA[2]	10,272	9,741	+5
Depreciation, amortization, and impairments affecting adjusted EBIT[4]	-2,939	-2,954	-
Adjusted EBIT[2]	7,333	6,787	+8
Adjusted interest income (net)[4]	-1,027	-1,031	-
Net book gains	491	589	-
Restructuring expenses	-29	-100	-
Other non-operating earnings	440	110	-
Income/Loss (-) from continuing operations before income taxes and minority interests	7,208	6,355	+13
Income Taxes	-2,276	-1850	-
Minority interests	-553	-478	-
Income/Loss (-) from continuing operations	4,379	4,027	+9
Income/Loss (-) from discontinued operations, net	3,305	312	-
Income/Loss (-) from cumulative effect of changes in accounting principles, net	-7	-	-
Net income	7,407	4,339	+71

1.- Adjusted for discontinued operations.

2.- Non-GAAP financial measure.

3.- In 2004 and 2005, impairments included in the adjusted EBIT differed from impairment charges included in accordance with US GAAP. In 2005, the difference was due to impairments registered in the generation area, specifically in the heat-energy connection in the United Kingdom market unit. In 2004, the differences were due to real estate assets impairments in an investment in a public services company and in an investment in an energy plant in Asia, both in the United Kingdom unit, all of which where included in the accounts as income different from operating income.

4.- See next chart.

Interest Income
€ in millions	2005	2004
Net interest expense	-224	-578
(-) Net interest expense relating to liabilities of affiliated and associated companies as well as other share investments	32	28
(-) Accretion expense related to the adoption of SFAS 143	511	499
(+) Income from long-term loans	31	43
Interest and similar expenses (net) as shown in Note 7	-736	-1,062
(+) Non-operating interest income (net)[1]	-39	151
(-) Interest portion of long-term provisions	252	120
Adjusted interest income (net)	-1,027	-1,031

1.-
This figure is calculated by adding interest expenses and subtracting interest income. In 2005, non-operating interest income primarily related to an eliminated provision for interest that had been recognized in previous years. In 2004, non-operation interest income (net) primarily reflected tax-related interest.

There is an informative prospectus of the offer registered with the CNMV Registry and available for shareholders at the registered offices of E.ON, Endesa, Santander Investment and the stock markets of Madrid, Barcelona, Bilbao and Valencia, as well as at the CNMV itself and the websites of Endesa and E.ON.

E.ON AG E.ON-Platz 1 40479 Düsseldorf Germany

Tel. +49 (0) 211-4579-0 Fax +49 (0) 211-4579-501

www.eonsi.com

For further information please see the prospectus or contact the following free telephone number 00 800 7710 9971.

On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.